UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 3, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date April 3, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY GRINDING EQUIPMENT TO OSISKO EXPLORATION IN CANADA
(Helsinki, Finland, April 3, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply grinding equipment to Osisko Exploration Ltd. in Canada for its Malartic Gold project, located in northern Quebec. The delivery will be completed within the first quarter of 2009. The value of the order is approximately EUR 22 million. The order is included in Metso’s first quarter order backlog.
The order comprises a gearless SAG mill of 11.6 m in diameter by 7 m in length and two ball mills of 7.3 m in diameter by 11.3 m in length each. The mills are capable of processing from approximately 28,000 tonnes to 40,000 tonnes of gold ore per day. Additionally, the order includes engineering, erection and commissioning services.
The Canadian Malartic gold project has developed into one of the most important new gold projects in North America. The project’s potential gold resource has been estimated as approximately 6.5 million ounces. Osisko Exploration is listed on the Toronto Venture Exchange and the Deutsche Börse.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Jeffery A. Leonard, Senior Vice President, Comminution, Mining Business Line, Metso Minerals, tel. +1 717 849 7464
Further information for investors, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.